                                                                     EXHIBIT 3.3

                          CERTIFICATE OF INCORPORATION

                                       OF

                      INTEGRATED ENERGY TECHNOLOGIES, INC.

          1. Name. The name of the Corporation is Integrated Energy Technologies, Inc.

          2. Registered Office and Agent. The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

          3. Purpose. The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware and to possess and exercise all of the powers and privileges granted by such law and any other law of Delaware.

          4. Authorized Capital. The aggregate number of shares of stock which the Corporation shall have authority to issue is One Hundred (100) shares, all of which are of one class and are designated as Common Stock and each of which has a par value of One Cent ($0.01).

          5. Incorporator. The name and mailing address of the incorporator are Marian T. Ryan, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, Pennsylvania 19103-2793.

          6. Bylaws. The board of directors of the Corporation is authorized to adopt, amend or repeal the bylaws of the Corporation, except as otherwise specifically provided therein.

          7. Elections of Directors. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

          8. Right to Amend. The Corporation reserves the right to amend any provision contained in this Certificate as the same may from time to time be in effect in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation.

          9. Limitation on Liability. The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the General Corporation Law of Delaware. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section 9 shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Dated: February 21, 2003


                                           -------------------------------------
                                           Marian T. Ryan, Incorporator

                                      -2-